news release

Zi Corporation Reports 2007 Second Quarter,
Six-Month Results

Year-over-year Quarterly Revenues Increase 30%,
Net Loss from Continuing Operations Reduced by 59%

CALGARY, AB, August 10, 2007 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today reported results for its second quarter and first six months ended June 30, 2007. This year's second quarter marked the continued improvement of Company operations with an increase in revenues of 30 percent and a reduction in net loss from continuing operations of 59 percent, compared to the 2006 second quarter. Sequentially, 2007 second quarter revenues were up 33 percent from the seasonally lower first quarter of this year. Unless otherwise indicated, all monetary amounts in this news release are in U.S. dollars.

Revenue in the 2007 second quarter and first six months was $3.5 million and $6.1 million, respectively, compared to $2.7 million and $5.8 million in the 2006 second quarter and first six months. Revenue in the 2007 first quarter was $2.6 million. The increases in revenue were due primarily to a number of our customers reporting higher royalties, as well as additional royalties resulting from the settlement of a dispute over royalty reporting with a large Asian licensee. The royalty settlement amount included in this year's second quarter revenue was $400,000.

Zi President and Chief Executive Officer Milos Djokovic said: "The results of the second quarter of 2007 demonstrate that our strategic efforts to reshape Zi Corporation are working. We enjoyed our best overall quarterly results in more than two years, in terms of revenue growth and our drive towards profitability. We continue to make important progress toward expanding our reach in the global telecommunications and gaming markets."

In addition to finalizing the settlement of the longstanding dispute with its major shareholder and a ruling in favor of all defendants in a patent lawsuit against the Board of Regents of the University of Texas (which has now been appealed), both of which relieved Zi of significant legal expenses, the Company made several important announcements during the second quarter. These included:

  A license agreement with BCM Communication Co., Ltd., for the integration of Zi's eZiText® Chinese text input system onto WiFi handsets using WinCE platform.

  The launch of joyZtick™ version 1.0, a unique Chinese text input solution for mobile electronic devices without a full keypad.

  A partnership with MediaTek, Inc., a global leader in consumer and communications integrated circuit solutions, to embed Decuma handwriting recognition technology in the MediaTek platform marketed to global handset manufacturers.

  A license agreement for the Japanese version of Decuma with Hitachi, Ltd., which allows Japanese users to easily and quickly enter text into industrial applications.

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  The deployment of the Korean version of Decuma® by Nintendo for use with its Nintendo DS™ handheld video game system.

Djokovic said that Zi is positioned for the future. "The issues and litigation with our major shareholder are now resolved, and so is, subject to the outcome of the appeal, the University of Texas suit. Our entire product line, including Qix™, our search and service discovery engine, is being well received in the market and we have an invigorated management team that is dedicated to the future success of Zi."

Djokovic also said that Zi continues to be in serious discussions for Qix with several of the world's largest wireless operations, and its pipeline of prospects for Qix has increased with both near-term and longer-term licensing opportunities.

Net loss for the 2007 second quarter was $1.2 million, or $0.02 loss per basic and diluted share, compared to $3.0 million, or a basic and diluted loss per share of $0.07, for the comparable prior year period. Net loss for this year's first six months was $2.2 million, or a basic and diluted loss per share of $0.05, compared to a net loss of $5.3 million, or $0.11 loss per basic and diluted share, for the year-earlier period. In the second quarter and first six months of 2006, Zi recorded a loss of $0.2 million and $0.6 million, respectively, which has been reclassified in the 2007 comparative results as a loss from discontinued operations of the Company's minority interest in privately-held Archer Education Group, Inc. ("Archer"). Net loss in the first six months of 2007 included a $0.6 million gain on the disposal of discontinued operations, resulting from the sale of Archer.

The Company's balance sheet as of June 30, 2007 showed cash and cash equivalents of $5.5 million, plus $2.5 million that is classified as restricted and not fully available to fund operations outside of China; total assets of $15.6 million; current and total liabilities of $6.9 million; a current ratio of 1.6:1; and shareholders' equity of $8.7 million.

"Our financial results have improved, thanks in part to our strategic efforts in two key areas: our focus on increasing revenue, which includes more stringent management of royalty payments, and the cost reduction programs we implemented last year," Djokovic said. "We have taken a much more aggressive approach to monitoring and managing our royalties which, when coupled with the fact that some of our larger customers are enjoying higher shipping volumes, has significantly helped our revenue base. Also, the company-wide cost-reduction efforts continue to be very successful as we are substantially meeting our previously announced cost reduction targets for the year. The success of these two efforts bodes well for our operational performance for the rest of the year. These steps are consistent with our previously-stated goal of achieving cash flow break-even."

Sales, general and administrative ("SG&A") expense for the 2007 second quarter and first six months was $3.1 million and $5.7 million, respectively, compared to $3.0 million and $5.5 million for the second quarter and first six months of 2006. SG&A expense for this year's first quarter was $2.7 million. SG&A increased slightly primarily due to professional fees relating to the audit by Canada Revenue Agency of the Company's cross border transactions, Sarbanes Oxley compliance, and additional fees incurred to register for resale the shares issued during the private placement. In addition to this, the Company also incurred additional salaries and benefits expense as a result of bringing its compensation in line with local market conditions. These increases were partially offset by lower bad debts and other operating expenses.

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The Company continues to invest in new product features and enhancements to software language databases along with continued investment in its Decuma handwriting recognition software and Qix mobile search and discovery solution. PR&D expense, net of capitalized costs, for the 2007 second quarter and first six months was $0.6 million and $1.1 million, respectively, compared to $1.1 million and $2.1 million in the prior year periods. The Company capitalized $0.3 million and $0.8 million of PR&D expense in the 2007 second quarter and first six months, compared to $0.4 million and $0.8 million in the second quarter and first six months of 2006.

Legal costs for the 2007 second quarter and first six months were $0.4 million and $0.9 million, respectively, compared to $0.8 million and $1.7 million in year-earlier periods. The year-over-year decreases in legal expense were due to decreased activity in the University of Texas action. Additionally, there were fewer fees incurred as a result of the settlement with the major shareholder previously mentioned.

Summary of Results of Operations	Three Months ended June 30,		Six Months Ended June 30,

	2007	2006	2007	2006
(thousands except per share amounts)
Revenue	$3,489	$2,684	$6,120	$5,826
Gross margin	$3,424	$2,593	$6,017	$5,642
Loss from continuing operations	$(1,187)	$(2,855)	$(2,808)	$(4,680)
Net loss	$(1,187)	$(3,031)	$(2,176)	$(5,316)
Total assets	$15,606	$15,331	$15,606	$15,331
Loss per share from continuing operations - basic
and diluted	$(0.02)	$(0.06)	$(0.06)	$(0.10)
Net loss per share - basic and diluted	$(0.02)	$(0.07)	$(0.05)	$(0.11)
Outstanding shares, weighted average	50,543	46,369	47,358	46,321
Outstanding shares, end of period	50,558	46,676	50,558	46,676

All dollar amounts are in United States dollars and in accordance with accounting principles generally accepted in the United States of America. This information should be read in conjunction with the Company's unaudited interim consolidated financial statements and notes.

Conference Call

As previously announced, the Company is conducting a conference call to review its financial results today at 11:30 AM EDT (Eastern). The dial-in number for the call in North America is 1-800-936-9754 or 1-973-935-2048 for overseas callers. A live audio webcast and replay of the call can be accessed for 10 days at the Company's website at www.zicorp.com.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText for one-touch predictive text entry; eZiType™ for keyboard prediction with auto-correction; Decuma® for predictive pen-input handwriting recognition; and the Qix search and service discovery engine to enhance the user experience and drive service usage and adoption. The Zi product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Web browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on Nasdaq (ZICA) and the Toronto Stock Exchange (ZIC).

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This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation, the potential future impact of Qix, the potential and impact of Zi's relationship with T-Mobile, the impact of Zi's cost-cutting initiatives and its ability to achieve profitable operations, the reduction in Zi's legal expenses associated with the dispute with the Lauer funds, Zi's expected future S,G&A and PR&D expenses that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: competition; the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards, in particular Zi's Qix product offering; rapid technological and market change; matters affecting Zi Corporation's significant shareholder, including approval of the proposed settlement agreement with such party; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi's ability to manage financial risk; Zi's ability to successfully perform its license agreements; Zi's ability to raise capital on terms favourable to it, if at all; the compliance with the terms of the settlement by the court-appointed receiver of the Lancer Management Group and by Zi Corporation; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiTap, eZiText and eZiType are either trademarks or registered trademarks of the Zi Group of Companies. All other trademarks are the property of their respective owners.

For more information:
Investor Inquiries:		Media Inquiries:
Allen & Caron Inc	Zi Corporation	Allen & Caron Inc
Jill Bertotti	Milos Djokovic, Chief Executive Officer	Len Hall
(949) 474-4300	(403) 233-8875	(949) 474-4300
jill@allencaron.com	investor@zicorp.com	len@allencaron.com

TABLES FOLLOW

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Consolidated Balance Sheets

	June 30,	December 31,
	2007	2006
(All amounts in United States of America dollars except share amounts)	(unaudited)
Assets
Current assets
Cash and cash equivalents	$5,492,729	$1,672,847
Restricted cash	2,549,366	2,160,495
Accounts receivable, net of allowance of $414,642 (2006 - $936,731)	2,739,617	5,785,954
Prepayments and deposits	472,975	599,963
Total current assets	11,254,687	10,219,259
Capital assets - net	846,988	906,094
Intangible assets – net	3,503,912	3,421,717
	$15,605,587	$14,547,070

Liabilities and shareholders' equity
Current liabilities
Bank indebtedness	$–	$1,000,000
Accounts payable and accrued liabilities	3,804,811	4,046,022
Deferred revenue	2,841,720	4,478,026
Deferred tax	277,829	174,400
Current portion of other long-term liabilities	–	30,467
Total current liabilities	6,924,360	9,728,915

Contingent liabilities

Going concern (note 2)

Shareholders' equity
Share capital
Unlimited number of Class A, 9% convertible, preferred shares authorized
and no shares issued or outstanding	–	–
Unlimited number of common shares, no par value, authorized,
50,557,957 (2006 – 46,688,624) issued and outstanding	114,926,793	110,635,085
Additional paid-in capital	3,306,690	3,101,201
Warrants	1,403,160	–
Accumulated deficit	(110,751,045)	(108,575,499)
Accumulated other comprehensive loss	(204,371)	(342,632)
	8,681,227	4,818,155
	$15,605,587	$14,547,070

See accompanying notes to consolidated financial statements.

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Consolidated Statements of Loss

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
(All amounts in United States of America dollars except share amounts)	(unaudited)

Revenue	$3,489,416	$2,683,912	$6,120,426	$5,825,798
Cost of sales	65,906	91,041	103,236	184,228
Gross margin	3,423,510	2,592,871	6,017,190	5,641,570

Operating expenses

Selling general and administrative	(3,057,368)	(3,032,693)	(5,739,488)	(5,485,319)
Litigation and legal	(437,078)	(826,178)	(871,538)	(1,681,602)
Product research and development	(551,964)	(1,142,697)	(1,067,856)	(2,119,661)
Depreciation and amortization	(439,937)	(353,107)	(912,970)	(666,829)
Operating loss from continuing operations	(1,062,837)	(2,761,804)	(2,574,662)	(4,311,841)
Interest on capital lease obligation	–	(191)	(43)	(527)
Other interest expense	(538)	(12)	(2,814)	(54)
Interest and other income	79,980	70,500	112,215	166,429
Loss from continuing operations before undernoted	(983,395)	(2,691,507)	(2,465,304)	(4,145,993)
Recovery of impaired note receivable	130,931	–	130,931	–
Income taxes	(334,829)	(163,196)	(473,774)	(533,510)
Loss from continuing operations	$(1,187,293)	$(2,854,703)	$(2,808,147)	$(4,679,503)
Discontinued operations	–	(176,366)	–	(636,087)
Gain on disposal of discontinued operations	–	–	632,601	–
Net loss	$(1,187,293)	$(3,031,069)	$(2,175,546)	$(5,315,590)
Basic and diluted loss per share from
continuing operations	$(0.02)	$(0.06)	$(0.06)	$(0.10)
Basic and diluted gain (loss) per share from
discontinued operations	$0.00	$(0.01)	$0.01	$(0.01)
Basic and diluted loss per share	$(0.02)	$(0.07)	$(0.05)	$(0.11)
Weighted average common shares – basic and diluted	50,542,579	46,368,622	47,358,258	46,320,860
Common shares outstanding, end of period	50,557,957	46,676,130	50,557,957	46,676,130

See accompanying notes to consolidated financial statements.

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Consolidated Statements of Cash Flow

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
(All amounts in United States of America dollars) (unaudited)
Net cash flow from (used in) operating activities:
Net loss from continuing operations	$(1,187,293)	$(2,854,703)	$(2,808,147)	$(4,679,503)
Items not affecting cash:
Loss on dispositions of capital assets	–	959	–	3,091
Depreciation and amortization	448,000	359,699	926,118	680,212
Stock compensation expense	163,757	390,795	272,630	486,106
Recovery of impaired note receivable	(130,931)	–	(130,931)	–
Decrease (increase) in non-cash working capital
Accounts receivable	(938,673)	699,539	3,046,337	925,745
Work-in-progress and inventory	–	(827)	–	(827)
Prepayments and deposits	(141,173)	(302,887)	126,988	(172,154)
Accounts payable and accrued liabilities	(379,747)	235,045	(241,211)	(152,507)
Deferred revenue	(555,372)	(661,713)	(1,636,306)	(1,210,572)
Deferred tax	138,884	–	103,429	–
Cash flow used in operating activities	(2,582,548)	(2,134,093)	(341,093)	(4,120,409)
Cash flow from (used in) financing activities:
Proceeds from issuance of common shares
and warrants net of issuance cost	–	–	5,533,644	–
Proceeds from exercise of stock options	–	–	94,083	–
Payment of bank indebtedness	–	–	(1,000,000)	–
Payment of capital lease obligations	–	(981)	(1,833)	(4,841)
Cash flow from (used in) financing activities	–	(981)	4,625,894	(4,841)
Cash flow from (used in) investing activities:
Purchase of capital assets	(53,046)	(162,960)	(120,755)	(224,198)
Software development costs	(347,003)	(422,279)	(761,771)	(775,249)
Other deferred costs	(14,451)	(11,633)	(28,634)	(26,287)
Note receivable from related party	–	–	–	(125,000)
Recovery of impaired note receivable	130,931	–	130,931	–
Changes in restricted cash	(65,212)	(280,942)	(388,871)	(1,099,583)
Cash flow used in investing activities	(348,781)	(877,814)	(1,169,100)	(2,250,317)
Cash flow from (used in) discontinued operations:
Operating activities	–	–	–	(131,445)
Financing activities	–	–	–	(106,650)
Investing activities	326,347	–	632,601	(145,780)
Cash flow from (used in) discontinued operations	326,347	–	632,601	(383,875)
Effect of foreign exchange rate changes on cash
and cash equivalents	46,664	(29,548)	71,580	(47,312)
Net cash inflow (outflow)	(2,558,318)	(3,042,436)	3,819,882	(6,806,754)
Cash and cash equivalents, beginning of period	8,051,047	7,745,003	1,672,847	11,509,321
Cash and cash equivalents, end of period	$5,492,729	$4,702,567	$5,492,729	$4,702,567

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Consolidated Statements of Cash Flow (continued).

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006

Components of cash and cash equivalents
Cash	$2,404,661	$1,308,154	$2,404,661	$1,308,154
Cash equivalents	$3,088,068	$3,394,413	$3,088,068	$3,394,413
Supplemental cash flow information
Cash paid for interest	$538	$203	$2,857	$581
Cash paid for income taxes	$400,646	$206,586	$460,167	$384,421

See accompanying notes to consolidated financial statements.

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1. Nature of Operations

Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. The Company's full range of intuitive and easy-to-use solutions include its new eZiType™ predictive keyboard with auto-correction, eZiText® for one-touch predictive text entry, eZiTap™ for intelligent multi-tap entry, Decuma® for natural handwriting which now includes prediction technology and Qix™, a search and discovery engine. Zi markets these products directly to original equipment manufacturers, original design manufacturers and carriers.

2. Going Concern Basis of Presentation

As at June 30, 2007, the Company had an accumulated deficit of $110,751,045 and incurred a loss of $2,808,147 from continuing operations for the period and used cash in operating activities of $341,093 for the six month period ended June 30, 2007. Continuing operations are dependent on achieving profitable operations and possibly needing to raise additional capital to meet obligations and repay liabilities arising from the normal operations when they come due.

The Company is executing a business plan to allow it to continue as a going concern. The Company intends to achieve profitability through cost containment and revenue growth. The Company can give no assurance that it will be successful in executing this plan. Should it fail to control its expenses, earn additional revenue or, if needed, raise additional capital it may be forced to suspend operations, and possibly even liquidate assets and wind-up and dissolve the Company.

During the first quarter of 2007, the Company completed an essential part of its business plan by completing a private placement for net proceeds of $5,533,644. In the first half of 2007 compared to the first half of 2006, operating expenses decreased and revenues increased, resulting in reduced net losses from continued operations.

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classifications thereof will be required and these adjustments and reclassifications may be material.

3. Significant Accounting Policies

The accompanying consolidated financial statements are prepared by management in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The accounting policies used in preparing these interim consolidated financial statements are consistent with those used in the preparation of the 2006 annual consolidated financial statements; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with the 2006 annual consolidated financial statements. In management's opinion, the unaudited consolidated financial statements include all adjustments necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

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